

SingerLewak LLP

www.SingerLewak.com

Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego
Silicon Valley

50 YEARS 1959–2009

December 23, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Commissioners:

We have read MMR Information Systems, Inc.'s statements included under Item 4.01 of its Form 8-K filed on December 23, 2009 and we agree with such statements concerning our firm.

SingerLewak LLP

SingerLewak LLP

10960 Wilshire Blvd, Suite 1100 Los Angeles, CA 90024 T: 310.477.3924 F: 310.478.6070

877.754.4557

IGAF Worldwide An Association of Independent Firms